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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF APRIL, 2000




                              Visible Genetics Inc.
                           --------------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                      ---   ---

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                              VISIBLE GENETICS INC.

     On April 4, 2000 Visible Genetics Inc. (the "Company") completed a follow-on public offering of 2,000,000 common shares at $38 per share. All of the shares were sold by the Company. The Company may sell up to an additional 300,000 shares to cover underwriters' over-allotments. The net proceeds, after fees and expenses, will be used for working capital and general corporate purposes. The managing underwriters of the offering were FleetBoston Robertson Stephens Inc., PaineWebber Incorporated, Warburg Dillon Read LLC and Roth Capital Partners, Inc.

     A copy of the final prospectus may be obtained directly from the Prospectus Department of one of the managing underwriters: FleetBoston Robertson Stephens Inc., 555 California St., Suite 2600, San Francisco, CA, 94104; PaineWebber Incorporated, 1285 Avenue of the Americas, New York, NY, 10019; Warburg Dillon Read LLC, 299 Park Avenue, New York, NY, 10171; Roth Capital Partners, Inc., 4350 LaJolla Village Drive, San Diego, CA, 92122.

     This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

     The Company hereby incorporates by reference this Form 6-K into the Company's Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and
333-32258) and the Company's outstanding Registration Statements on Form S-8.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    VISIBLE GENETICS INC.


Date: April 5, 2000                 By: /s/ Richard T. Daly
                                        -------------------
                                           Name: Richard T. Daly
                                           Title:   President and CEO